Michael Best & Friedrich LLP Attorneys at Law Iqan Fadaei T 385.695.6457 E ifadaei@michaelbest.com

July 24, 2025

Mr. Scott Anderegg

Ms. Mara Ransom

Division of Corporation Finance

Office of Trade & Services

U.S. Securities & Exchange Commission

Washington, D.C. 20549

Re:	Angel Studios, Inc.
Offering Statement on Form 1-A
Filed June 26, 2025
File No. 024-12632

Dear Mr. Anderegg and Ms. Ransom:

This letter responds to your letter to Angel Studios, Inc. (the “Company”), dated July 16, 2025, respecting your review of the above-referenced offering statement. Set forth below are your comments followed by the Company’s responses.

Offering Statement on Form 1-A filed June 26, 2025

Jury Trial Waiver, page 43

1.            We note that your subscription agreement provides for the waiver of a jury trial including claims under the federal securities laws. Please revise your disclosure to provide additional risk factor disclosure related to the enforceability of the jury trial waiver provision, as applicable.

Response:	See page 8 for an additional risk factor relating to the jury trial waiver provision of the Subscription Agreement, in addition to the revised description of the same provision on page 43. The Subscription Agreement has also been updated.

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michaelbest.com

Mr. Scott Anderegg

Ms. Mara Ransom

Division of Corporation Finance

Office of Trade & Services

U.S. Securities & Exchange Commission

Description of Business

Theatrical Distribution, page 46

2.            Please revise your description of your business to describe that you fund the P&A (prints and advertising) marketing for individual film projects by creating subsidiaries and raising funds through the sale of Series A Preferred Stock issued by your subsidiaries. Explain that when a subsidiary's Board of Directors determines that it has sufficient funds available, the subsidiary will use revenue generated by its exploitation of the film to redeem the preferred stock. In your Use of Proceeds discussion, explain how this form of financing impacts your business and differentiate the use of proceeds from those offerings with this offering, and differentiate the nature of the holders and rights available to your various classes of common and preferred stock. Confirm that offering proceeds will not be commingled, each issuers' assets are and will remain separate, and an investment in this offering is inherently different, in terms of dividends, appreciation and reporting, from an investment in your subsidiary's offerings..

Response:	See the updated Use of Proceeds section on page 43 and the new section “Description of Business – Our Product and/or Services – P&A Subsidiaries,” beginning on page 48. However, to avoid any confusion from including in the Use of Proceeds section descriptions of the use of proceeds from offerings conducted by the Company’s subsidiaries, most of the additional information regarding the differences between the Company and its subsidiaries is in the Description of Business section. A cross-reference to the Description of Business section is provided in the updated Use of Proceeds section.

Bitcoin Treasury Strategy and Holdings, page 49

3.            We note your description of your bitcoin treasury strategy. Elaborate upon this strategy to describe your custodial arrangements, risk mitigation practices and the current regulatory framework applicable to bitcoin and digital assets, such as you have in the proxy/registration statement you have filed in connection with the business combination you intend to consummate with Southport Acquisition Corporation.

Response:	See additional information in the amended Form 1-A under the section “Bitcoin Treasury Strategy and Holdings,” beginning on page 50, in addition to changes to the risk factor “Our bitcoin treasury strategy could subject us to enhanced regulatory oversight,” beginning on page 38.

Proposed Business Combination, page 50

4.            Please augment your description of the merger to discuss the impact of the merger on investors in this offering, if the merger is approved and effectuated. Specifically, explain what holders of ASI Class C Common stock are expected to receive in the merger and how any associated rights may change, if at all.

Response:	See additional information in the amended Form 1-A under the section “Proposed Business Combination – The Merger,” beginning on page 53.

5.            Revise to include pro forma financial information, consistent with Part F/S (b)(7)(iv) of Form 1-A, or tell us why such financial information is not required to be provided.

Response:	See Exhibit 99.3 of the amended Form 1-A, in addition to the section “Where You Can Find More Information” beginning on page 92.

Mr. Scott Anderegg

Ms. Mara Ransom

Division of Corporation Finance

Office of Trade & Services

U.S. Securities & Exchange Commission

We respectfully request qualification of the Company’s offering statement upon receipt and, if applicable, review of the Company’s revised offering circular.

Please let me know if you have any additional comments.

Sincerely,

Michael Best & Friedrich LLP

Iqan Fadaei